FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 2010

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 1 September 2010.

2.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 1 September 2010.

3.	Press release entitled, “Transactions by Person Discharging Managerial Responsibilities Disclosure Rules DTR 3.1.4R”, dated 1 September 2010.

4.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 2 September 2010.

5.	Press release entitled, “European Commission issues positive decision for approval of SEROQUEL XR as an add-on treatment of major depressive disorder”, dated 2 September 2010.

6.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rules DTR 3.1.4R”, dated 2 September 2010.

7.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 3 September 2010.

8.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 6 September 2010.

9.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rules DTR 3.1.4”, dated 6 September 2010.

10.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 7 September 2010.

11.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 8 September 2010.

12.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 9 September 2010.

13.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rules DTR 3.1.4”, dated 9 September 2010.

14.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 10 September 2010.

15.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 13 September 2010.

16.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 14 September 2010.

17.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 15 September 2010.

18.	Press release entitled, “US Food and drug administration extends review timeline for BRILINTA (ticagrelor) New Drug Application”, dated 15 September 2010.

19.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 16 September 2010.

20.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 17 September 2010.

21.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 20 September 2010.

22.	Press release entitled, “Form 8.3 Public opening position disclosure / dealing disclosure by a person with interests in relevant securities representing 1% or more”, dated 20 September 2010.

23.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 21 September 2010.

24.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 22 September 2010.

25.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 23 September 2010.

26.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 24 September 2010.

27.	Press release entitled, “BRILIQUE (ticagrelor) receives positive opinion from European CHMP for the treatment of Acute Coronary Syndromes”, dated 24 September 2010.

28.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 27 September 2010.

29.	Press release entitled, “Results of Zibotentan Phase III trial in castration resistant prostate cancer”, dated 27 September 2010.

30.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 28 September 2010.

31.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 29 September 2010.

32.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 30 September 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 6 October 2010	By: /s/ Adrian C N Kemp
Name: Adrian C N Kemp
Title: Company Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 31 August 2010, it purchased for cancellation 627,806 ordinary shares of AstraZeneca PLC at a price of 3219 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,433,191,403.

A C N Kemp
Company Secretary
1 September 2010

Item 2

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 31 August 2010 the issued share capital of AstraZeneca PLC with voting rights is 1,433,197,739 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,433,197,739.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary
1 September 2010

Item 3

Transactions by Person Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.4R

We hereby inform you that on 27 August 2010, Dr Martin Mackay, a person discharging managerial responsibilities, was granted awards under the terms of the AstraZeneca Investment Plan (AZIP) and the AstraZeneca Performance Share Plan (AZPSP) over the Company’s USD0.25 Ordinary Shares as follows:

Shares awarded under AZIP	Shares awarded under AZPSP	Award price
14,572	87,434	3227p

The AZIP was approved by shareholders at the Company’s AGM on 29 April 2010.  This AZIP award is subject to a four-year performance period and a subsequent four-year holding period.

The performance hurdle that applies to this AZIP award relates to dividends and dividend cover. A summary of the AZIP, including a more detailed explanation of the performance hurdle, can be found in the AstraZeneca Annual Report and Form 20-F Information 2009 and the Notice of AGM 2010, both of which are available on the Company’s website www.astrazeneca.com.

The AZPSP was approved by shareholders at the Company’s AGM in 2005.  Awards made under the AZPSP may not generally vest before the third anniversary of the relevant date of grant, nor unless the specified performance target(s) have been met at the end of the three-year performance period which, for this award, is 1 January 2010 to 31 December 2012.

The performance target that applies to this AZPSP award relates to relative total shareholder return and cash flow.  A summary of the AZPSP, including a more detailed explanation of the performance target, can be found in the AstraZeneca Annual Report and Form 20-F Information 2009 and the Notice of AGM 2010, both of which are available on the Company’s website www.astrazeneca.com.

These awards are in respect of Dr Mackay’s 2010 annual long-term incentive plan on commencement with the Company.

Separately, Dr Mackay was granted an award under the AstraZeneca Restricted Share Plan (AZRSP) as follows:

Shares awarded under AZRSP	Award price
81,217	3227p

The AZRSP was introduced in 2008 and provides for the grant of restricted share awards with variable vesting dates.  This AZRSP award will vest in three tranches with the final tranche vesting in 2013 subject to continued employment with the Company.

This award is in respect of a range of stock related compensation built up over his career with his previous employer.

A C N Kemp
Company Secretary
1 September 2010

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 137,095 ordinary shares of AstraZeneca PLC at a price of 3278 pence per share on 1 September 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,433,060,644.

A C N Kemp
Company Secretary
2 September 2010

Item 5

EUROPEAN COMMISSION ISSUES POSITIVE DECISION FOR APPROVAL OF SEROQUEL XR AS AN ADD-ON TREATMENT OF MAJOR DEPRESSIVE DISORDER

AstraZeneca today announced that the European Commission (EC) has issued a positive decision for the approval of once-daily SEROQUEL XR (quetiapine fumarate) Extended Release Tablets as an add-on treatment of major depressive episodes in patients with Major Depressive Disorder (MDD) who have had sub-optimal response to antidepressant monotherapy.

This decision follows a positive recommendation by the Committee for Medicinal Products for Human Use (CHMP) in April of this year.

AstraZeneca will now move forward in obtaining local approvals. This is a 30 day process in the 17 member states that took part in the original Mutual Recognition Procedure.  For other member states timelines will vary.

Within this application, the product information for SEROQUEL XR has been updated with respect to several individual safety topics such as: suicidality, weight gain, hyperglycaemia, extrapyramidal symptoms, akathisia, somnolence, orthostatic hypotension, and dizziness.  Guidance is also provided on safe administration of SEROQUEL XR, including consideration of the safety profile with respect to the individual patient’s diagnosis and the dose being administered.  Implementation of this updated product information will occur upon obtaining local approval.

NOTES TO EDITORS:

About SEROQUEL XR
To date, SEROQUEL XR has been approved in 72 countries for schizophrenia, 57 countries for bipolar mania, 49 countries for bipolar depression, 33 countries for bipolar maintenance, 6 countries for MDD, with US receiving approval of SEROQUEL XR for the adjunctive treatment of MDD in December 2009, and 3 countries for Generalised Anxiety Disorder (GAD).

About EC Member States
The 17 member states that took part in the original SEROQUEL XR Mutual Recognition Procedure were:  Austria, Belgium, Cyprus, Denmark, Finland, Germany, Greece, Iceland, Ireland, Luxembourg, Netherlands, Norway, Malta, Portugal, Poland, Spain, and Sweden.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines.  As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com

Media Enquiries UK:
Neil McCrae	+44 20 7304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)
Abigail Baron	+44 20 7304 5034 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hård	+44 207 304 5322	mob: +44 7789 654364
Clive Morris	+44 207 304 5084	mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

2 September 2010

- ENDS -

Item 6

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rules DTR 3.1.4R

We hereby inform you that the interest of Lynn Tetrault, a person discharging managerial responsibility, in the shares of AstraZeneca PLC has changed as detailed below.

On 1 September 2010, Lynn Tetrault exercised an option over 10,000 AstraZeneca American Depositary Shares (ADSs) at an option price of $40.35 per ADS.  One ADS equals one Ordinary Share.  The option was granted to Lynn Tetrault in March 2005.

Following the exercise of the option, Lynn Tetrault sold all of the 10,000 ADSs so acquired at a price of $50.73 per ADS.

A C N Kemp
Company Secretary
2 September 2010

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 137,074 ordinary shares of AstraZeneca PLC at a price of 3279 pence per share on 2 September 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,432,953,484.

A C N Kemp
Company Secretary
3 September 2010

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 135,844 ordinary shares of AstraZeneca PLC at a price of 3308 pence per share on 3 September 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,432,826,693.

A C N Kemp
Company Secretary
6 September 2010

Item 9

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rules DTR 3.1.4R

We hereby inform you that the interest of Lynn Tetrault, a person discharging managerial responsibility, in the shares of AstraZeneca PLC has changed as detailed below.

On 3 September 2010, Lynn Tetrault sold 3,965 AstraZeneca American Depositary Shares (ADSs) at a price of $51.12 per ADS.  One ADS equals one Ordinary Share.

A C N Kemp
Company Secretary
6 September 2010

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 134,847 ordinary shares of AstraZeneca PLC at a price of 3332 pence per share on 6 September 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,432,723,048.

A C N Kemp
Company Secretary
7 September 2010

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 134,683 ordinary shares of AstraZeneca PLC at a price of 3336 pence per share on 7 September 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,432,624,695.

A C N Kemp
Company Secretary
8 September 2010

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 134,700 ordinary shares of AstraZeneca PLC at a price of 3336 pence per share on 8 September 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,432,508,895.

A C N Kemp
Company Secretary
9 September 2010

Item 13

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rules DTR 3.1.4R

We hereby inform you that the interest of Anders Ekblom, a person discharging managerial responsibility, in the shares of AstraZeneca PLC has changed as detailed below.

On 8 September 2010, Dr Ekblom sold 4,568 AstraZeneca ordinary shares at a price of £33.26 per share.

The shares were sold to meet a tax liability arising from a previously announced vesting of shares in June 2010.

A C N Kemp
Company Secretary
9 September 2010

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 134,852 ordinary shares of AstraZeneca PLC at a price of 3332 pence per share on 9 September 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,432,404,489.

A C N Kemp
Company Secretary
10 September 2010

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 133,201 ordinary shares of AstraZeneca PLC at a price of 3372 pence per share on 10 September 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,432,291,863.

A C N Kemp
Company Secretary
13 September 2010

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 133,090 ordinary shares of AstraZeneca PLC at a price of 3375 pence per share on 13 September 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,432,227,633.

A C N Kemp
Company Secretary
14 September 2010

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 14 September 2010, it purchased for cancellation 563,287 ordinary shares of AstraZeneca PLC at a price of 3380 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,431,732,528.

A C N Kemp
Company Secretary
15 September 2010

Item 18

US FOOD AND DRUG ADMINISTRATION EXTENDS REVIEW TIMELINE FOR BRILINTA (TICAGRELOR) NEW DRUG APPLICATION

AstraZeneca today announced that the US Food and Drug Administration (FDA) has extended the time to complete its review of the New Drug Application (NDA) for ticagrelor (BRILINTA).

Accordingly, the FDA extended the Prescription Drug User Fee Act (PDUFA) date from 16 September 2010 to 16 December 2010. AstraZeneca will continue to work closely with the FDA to support the review of the ticagrelor NDA.

Ticagrelor is currently under regulatory review in nine additional territories around the world, including the European Union, Canada, and Brazil.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines.  As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com

Media Enquiries UK:
Neil McCrae	+44 20 7604 8236 (24 hours)
Chris Sampson	+44 20 7604 8031 (24 hours)
Sarah Lindgreen	+44 20 7604 8033 (24 hours)
Abigail Baron	+44 20 7604 8034 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 20 7604 8122	mob: +44 7775 704032
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Clive Morris	+44 20 7604 8124	mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

15 September 2010

- ENDS -

Item 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 15 September 2010, it purchased for cancellation 834,287 ordinary shares of AstraZeneca PLC at a price of 3346 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,430,969,974.

A C N Kemp
Company Secretary
16 September 2010

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 133,792 ordinary shares of AstraZeneca PLC at a price of 3358 pence per share on 16 September 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,430,889,625.

A C N Kemp
Company Secretary
17 September 2010

Item 21

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 134,259 ordinary shares of AstraZeneca PLC at a price of 3347 pence per share on 17 September 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,430,808,823.

A C N Kemp
Company Secretary
20 September 2010

Item 22

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the “Code”)

1.	KEY INFORMATION

(a) Identity of the person whose positions/dealings are being disclosed:	AstraZeneca UK Limited
(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	N/A
(c) Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Silence Therapeutics plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken:	06/09/10
(f) Has the discloser previously disclosed, or are they today disclosing, under the Code in respect of any other party to this offer?	No

2.	POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a)	Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	6,033,353	2.1556
(2) Derivatives (other than options):
(3) Options and agreements to purchase/sell:
TOTAL:	6,033,353	2.1556

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)	Rights to subscribe for new securities (including directors’ and other executive options)

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.	DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

(a)	Purchases and sales

Class of relevant security	Purchase/ sale	Number of securities	Price per unit

(b)	Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)	Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit

(d)	Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

The currency of all prices and other monetary amounts should be stated.

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.	OTHER INFORMATION

(a)	Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
If there are no such agreements, arrangements or understandings, state “none”

None

(b)	Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)   the voting rights of any relevant securities under any option; or
(ii)  the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state “none”

None

(c)	Attachments

Is a Supplemental Form 8 (Open Positions) attached?	No

Date of disclosure:	20/09/10
Contact name:	Adrian Kemp
Telephone number:	020 7604 8000

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk.  The Panel’s Market Surveillance Unit is available for consultation in relation to the Code’s dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel’s website at www.thetakeoverpanel.org.uk.

Item 23

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 20 September 2010, it purchased for cancellation 634,669 ordinary shares of AstraZeneca PLC at a price of 3337 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,430,195,081.

A C N Kemp
Company Secretary
21 September 2010

Item 24

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 21 September 2010, it purchased for cancellation 634,106 ordinary shares of AstraZeneca PLC at a price of 3356 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,429,636,181.

A C N Kemp
Company Secretary
22 September 2010

Item 25

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 22 September 2010, it purchased for cancellation 784,343 ordinary shares of AstraZeneca PLC at a price of 3346 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,428,896,223.

A C N Kemp
Company Secretary
23 September 2010

Item 26

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 23 September 2010, it purchased for cancellation 836,066 ordinary shares of AstraZeneca PLC at a price of 3296 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,428,084,687.

A C N Kemp
Company Secretary
24 September 2010

Item 27

BRILIQUE (TICAGRELOR) RECEIVES POSITIVE OPINION FROM EUROPEAN CHMP FOR THE TREATMENT OF ACUTE CORONARY SYNDROMES

AstraZeneca announced today that the Committee for Medicinal Products for Human Use (CHMP) issued a positive opinion on the marketing authorisation application for BRILIQUE™ (ticagrelor) for the prevention of atherothrombotic events in adult patients with Acute Coronary Syndromes (ACS). The positive opinion by the Committee is now referred for a final decision by the European Commission.   The European Commission, which makes the decision whether to approve a new drug candidate for use in the European Union, typically renders its decision within a few months of the CHMP issuing its opinion.

“Despite advancements in the treatment of ACS, post-ACS death rates remain high. We are pleased with the CHMP’s positive opinion and look forward to the European Commission decision for BRILIQUE,” said Anders Ekblom, Executive Vice President, Global Medicines Development, AstraZeneca.  “If approved by the European Commission, BRILIQUE will provide an important treatment option for physicians treating patients with ACS.”

The positive opinion was reached after the CHMP reviewed the ticagrelor clinical programme, including the results from PLATO (A Study of PLATelet Inhibition and Patient Outcomes).

PLATO was a large (18 624 patients in 43 countries) head-to-head patient outcomes study of ticagrelor versus clopidogrel, and was designed to reflect current clinical management of ACS patients.  Overall, PLATO showed that treating 54 patients with ticagrelor instead of clopidogrel for one year will prevent one cardiovascular death, myocardial infarction, or stroke, and established the superiority of ticagrelor over clopidogrel.

BRILIQUE™ (ticagrelor) is an oral antiplatelet treatment for ACS. Ticagrelor is a direct-acting P2Y12 receptor antagonist in a chemical class called cyclo-pentyl-triazolo-pyrimidines (CPTPs). Ticagrelor is the first reversibly-binding oral ADP receptor antagonist.

Ticagrelor is currently under regulatory review in twelve territories around the world.  BRILINTA and BRILIQUE are trademarks of the AstraZeneca group of companies.

NOTES TO EDITORS

About ACS

ACS is an umbrella term for conditions that result from a reduction in blood flow to the heart muscle. These conditions range from unstable angina (unremitting chest pain that threatens a heart attack) to heart attack (myocardial infarction, or MI):

•
STEMI (ST elevation MI) is a type of heart attack in which the coronary artery is generally blocked off by a blood clot, and as a result much of the heart muscle being supplied by the affected artery starts to die.

•
UA/NSTEMI (Unstable angina / non-ST elevation MI) is a type of ACS in which a blood clot partly occludes an artery and as a result some of the heart muscle being supplied by the affected artery dies or is at high risk of dying.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines. As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com

CONTACTS:

Media Enquiries:
Neil McCrae	+44 20 7604 8236 (24 hours)
Chris Sampson	+44 20 7604 8031 (24 hours)
Sarah Lindgreen	+44 20 7604 8033 (24 hours)
Abigail Baron	+44 20 7604 8034 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 20 7604 8122 mob: +44 7775 704032
Karl Hård	+44 20 7604 8123 mob: +44 7789 654364
Clive Morris	+44 20 7604 8124 mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065 mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506 mob: +1 917 612 4043

Thursday  24th September 2010

-ENDS-

Item 28

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 24 September 2010, it purchased for cancellation 430,530 ordinary shares of AstraZeneca PLC at a price of 3326 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,427,655,267.

A C N Kemp
Company Secretary
27 September 2010

Item 29

RESULTS OF ZIBOTENTAN PHASE III TRIAL IN CASTRATION RESISTANT PROSTATE CANCER

AstraZeneca today announced that a study evaluating zibotentan for the treatment of men with metastatic castration resistant prostate cancer (CRPC) did not show a significant improvement in the primary endpoint of overall survival (OS).

Study 14 was a randomised, placebo controlled phase III study which evaluated zibotentan 10mg added to standard of care treatment in 594 patients with metastatic CRPC. The safety and tolerability profile of zibotentan in this trial was in line with previous studies.

Based on this study result, AstraZeneca plans no regulatory submissions for zibotentan at this time. The zibotentan ENTHUSE trial programme includes two other ongoing studies with zibotentan in different CRPC settings. The full results of study 14 will be published in 2011.

NOTES TO EDITORS:

About zibotentan and the Phase III study programme
Zibotentan is a novel once daily tablet and works by blocking the endothelin pathway. As prostate cancer advances, this pathway becomes uncontrolled, which then drives the spread of cancer growth. By blocking the endothelin A receptor in this pathway, zibotentan can slow tumour growth and the spread of cancer cells.

Zibotentan is being studied in more than 3,000 men in the ENTHUSE (Endothelin A Use) clinical trials programme, to evaluate its efficacy and safety in extending survival in men with CRPC.  There are two other studies in the ENTHUSE trial programme in addition to Study 14:

•	Study 15 will evaluate zibotentan versus placebo, in men whose disease has not yet metastasised
•	Study 33 will evaluate zibotentan plus chemotherapy, versus chemotherapy alone, in men whose disease has metastasised and who have been prescribed treatment with chemotherapy

Prostate Cancer and CRPC
Prostate cancer primarily affects men over the age of 50. It is the most commonly diagnosed male cancer in many western countries and its incidence is increasing. Worldwide, more than 670,000 men are diagnosed with prostate cancer every year, accounting for one in nine of all new cancers in men. Prostate cancer is the second most common cancer in men after lung cancer and 1 in 5 men with prostate cancer will develop CRPC. CRPC is prostate cancer that is no longer responding to treatments that block the action of testosterone, the naturally occurring hormone that drives cancer growth. Whilst therapies that block testosterone (collectively known as hormonal treatments) provide great benefit for many men, the majority of patients eventually become resistant to hormonal treatments and develop CRPC. For these men chemotherapy is the only treatment that has demonstrated a survival benefit.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines.  As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com

Media Enquiries:
Neil McCrae	+44 20 7604 8236 (24 hours)
Sarah Lindgreen	+44 20 7604 8033 (24 hours)
Abigail Baron	+44 20 7604 8034 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 20 7604 8122	mob: +44 7775 704032
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Clive Morris	+44 20 7604 8124	mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

27 September 2010

- ENDS -

Item 30

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 27 September 2010, it purchased for cancellation 736,419 ordinary shares of AstraZeneca PLC at a price of 3294 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,426,968,278.

A C N Kemp
Company Secretary
28 September 2010

Item 31

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 28 September 2010, it purchased for cancellation 785,018 ordinary shares of AstraZeneca PLC at a price of 3279 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,426,195,285.

A C N Kemp
Company Secretary
29 September 2010

Item 32

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 29 September 2010, it purchased for cancellation 638,249 ordinary shares of AstraZeneca PLC at a price of 3248 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,425,594,078.

A C N Kemp
Company Secretary
30 September 2010